Linda van Doorn
Jorge Bonilla
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:

Item 4-02 Form 8-K
Filed April 30, 2008
File No. 000-12536

Date: May 15, 2008

Dear Ladies and Gentlemen,

On behalf of China Recycling Energy Corporation (the "Company"), in connection with the above referenced reports, we are hereby providing you the following responses to the comments in your letter dated May 02, 2008:

General

Comment:

1. Please amend your filing to indicate that the financial statements for the year ended December 31, 2006 should no longer be relied upon; and Describe the information provided by your independent accountant;

Response:

We have filed the Amendment to Form 8-K per your instruction. Please refer to the Form 8-K/A filed on May 15, 2008 for details.

Comment:

2. We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

Response:

As we have disclosed on our Form 8-K/A filed on May 15, 2008, we will restate the financial statements on Form 10QSB for fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007. We will file the aforementioned restated financial statements on or before May 16, 2008.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, China Recycling Energy Corporation ("Company") hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at telephone: 011-86-29-87651098 or fax: 011-86-29-87651099.

/s/ Guangyu Wu
_________________________
Guangyu Wu
Chief Executive Officer
China Recycling Energy Corporation